Exhibit 99.1

YM BIOSCIENCES REPORTS SECOND QUARTER 2009
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 13, 2009 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the second quarter of fiscal 2009, ended December 31, 2008.

“During the quarter we prepared to initiate our two randomized Phase II trials for nimotuzumab, which concentrate on two forms of cancer typically treated with radiation-containing regimens. These trials are the cornerstone of YM’s registration program for this drug, driven by prior data indicating nimotuzumab’s potential to maximize the benefits of radiotherapy while avoiding the toxic side-effects of the other EGFR-targeting drugs,” said David Allan, Chairman and CEO of YM BioSciences. “In addition to YM’s internal clinical strategy, we continue to benefit from the network of cooperative relationships for the development of nimotuzumab which is undertaking a broad, late-stage, clinical program for this drug.”

Highlights for the second quarter of Fiscal 2009:

•
YM received clearance from Canadian regulatory authorities to initiate two Phase II, double-blind, randomized trials for its EGFR-targeting antibody, nimotuzumab, in combination with radiation-based treatments. Enrolment for both trials, one in patients with non-small cell lung cancer (NSCLC) and the other in patients with brain metastases from NSCLC, is expected to be initiated in Canada in the first quarter of calendar 2009 and YM anticipates expanding the trials into other countries.

•
The National Cancer Centre of Singapore (NCCS) selected nimotuzumab for evaluation in the adjuvant setting in a multinational Phase III trial of more than 700 patients with cancers of the head and neck, citing the drug’s preferential safety profile compared with other EGFR-targeting cancer drugs.

•
Two of YM’s licensees for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, initiated an 80-patient Phase II randomized, open-label trial evaluating nimotuzumab in patients with advanced or recurrent gastric cancer.

•
YM’s licensee in Europe, Oncoscience AG, continued to enroll patients in a randomized Phase III study evaluating nimotuzumab in adult glioma patients and a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer.

•
YM and YM USA continued to enroll children with progressive, diffuse, intrinsic pontine glioma (DIPG) into a Phase II trial at multiple sites in the US, Canada and Israel and recruitment could be completed in late calendar 2009 or early 2010.

•
YM continued to prepare its second late-stage product, AeroLEF®, for further development internationally, with a current focus on establishing the registration pathway for the product in Europe and conducting discussions with potential partners.

Financial Results (CDN dollars)
Total revenue (out-licensing revenue and interest income) for the second quarter of fiscal 2009, ended December 31, 2008 was $2.2 million compared with $1.9 million for the second quarter of fiscal 2008, ended December 31, 2007. Total revenue for the first six months of fiscal 2009, ended December 31, 2008 was $3.9 million compared with $3.7 million for the first six months of fiscal 2008, ended December 31, 2007. The increase in revenue is due to the receipt of a US$500 thousand milestone payment from one of the Company’s licensees.

General and administrative expenses were $1.2 million for the second quarter of fiscal 2009 compared with $2.1 million for the second quarter of fiscal 2008. General and administrative expenses were $2.3 million for the first six months of fiscal 2009 compared with $4.1 million for the first six months of fiscal 2008.

Licensing and product development expenses were $4.4 million for the second quarter of fiscal 2009 compared with $4.2 million for the second quarter of fiscal 2008. Licensing and product development expenses were $8.3 million for the first six months of fiscal 2009 compared with $7.8 million for the first six months of fiscal 2008.

Costs associated with development activities for nimotuzumab increased by $1.2 million to $2.2 million and by $1.3 million to $3.3 million for the three and six months ended December 31, 2008 respectively, compared to the same periods in the prior year. The increase in expenses is related to preparation for the two new clinical trials and final payments for the trial in colorectal cancer.

Costs associated with development activities for AeroLEF™ decreased by $0.2 million to $0.6 million for the three month period ended December 31, 2008 compared to the same period in the prior year. For the six month period ended December 31, 2008 costs were $1.1 million, similar to the same period in the prior year.

Net loss for the second quarter of fiscal 2009 was $3.2 million ($0.06 per share) compared to $4.5 million ($0.08 per share) for the same period last year. Net loss for the first six months of fiscal 2009 was $6.3 million ($0.11 per share) compared to $8.1 million ($0.15 per share) for the same period last year.

As at December 31, 2008 the Company had cash and cash equivalents and short-term deposits totaling $50.1 million and payables and accrued liabilities totaling $2.1 million compared to $58.1 million and $2.0 million respectively at June 30, 2008.

As at December 31, 2008 the Company had 58,216,309 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones.

About YM BioSciences
YM BioSciences Inc. is a therapeutic product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM’s proven regulatory and clinical trial expertise allows for the effective advancement of its products with reduced risk, via a diversified business model, towards approval and commercialization worldwide.

Nimotuzumab is in development targeting multiple tumor types in combination with radiation, chemoradiation and chemotherapy. The humanized monoclonal antibody, which is approved for marketing in twelve of countries, is significantly differentiated from all other EGFR-targeting agents because of a remarkably benign side-effect profile. In more than 3,500 patients reported as having been treated worldwide to date, no Grade III/ IV incidents of rash or Grade IV radiation dermatitis haves been reported, and any of the other side-effects that are typical of EGFR-targeting molecules have been rare. YM is developing AeroLEF® for the treatment of moderate to severe acute pain. The product completed a randomized Phase II trial and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC                                         James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931                                                                   Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com                                                  Email: jsmith@equicomgroup.com

Nominated Adviser
Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2008	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$8,154,413	$3,119,189
Short-term deposits	41,978,641	54,981,737
Accounts receivable	721,357	403,371
Prepaid expenses	358,044	375,133
	51,212,455	58,879,430

Property and equipment	105,960	128,400

Intangible assets	3,535,138	4,065,409

	$54,853,553	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$469,734	$307,588
Accrued liabilities	1,595,903	1,715,024
Deferred revenue	4,133,228	4,623,340
	6,198,865	6,645,952

Deferred revenue	2,592,698	4,414,256

Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	54,775	3,150,539
Contributed surplus	12,599,144	9,123,824
Deficit	(139,513,082)	(133,182,485)
	46,061,990	52,013,031

Basis of presentation
Commitments

	$54,853,553	$63,073,239

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

	Three months ended		Six months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Out-licensing revenue	$1,832,224	$1,155,833	$3,047,169	$2,282,766
Interest income	365,067	727,242	807,688	1,417,634
	2,197,291	1,883,075	3,854,857	3,700,400

Expenses:
General and administrative	1,193,209	2,075,506	2,340,587	4,109,516
Licensing and product development	4,421,428	4,220,627	8,266,612	7,765,486
	5,614,637	6,296,133	10,607,199	11,875,002

Loss before the undernoted	(3,417,346)	(4,413,058)	(6,752,342)	(8,174,602)

Gain (loss) on foreign exchange	79,684	(29,773)	91,887	14,132

Realized gain on short-term deposits	–	110,337	–	133,290

Unrealized gain (loss) on short-term deposits	163,277	(77,251)	22,718	(6,874)

Loss on disposal of property and equipment	–	(70,143)	–	(70,143)

Other income	–	–	307,140	–
Loss and comprehensive loss for the period	$(3,174,385)	$(4,479,888)	$(6,330,597)	$(8,104,197)

Basic and diluted loss per common share	$(0.06)	$(0.08)	$(0.11)	$(0.15)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,835,356	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Three months ended				Six months ended
	December 31,				December 31,
	2008		2007		2008		2007
	(Unaudited)				(Unaudited)

Deficit, beginning of period	$(136,338,697	) $	(121,921,050	) $	(133,182,485	) $	(118,296,741)

Loss for the period	(3,174,385)		(4,479,888)		(6,330,597)		(8,104,197)

Deficit, end of period	$(139,513,082	) $	(126,400,938	) $	(139,513,082	) $	(126,400,938)

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended		Six months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Cash provided by (used in):
Operating activities:
Loss for the period	$(3,174,385)	$(4,479,888)	$(6,330,597)	$(8,104,197)
Items not involving cash:
Amortization of property and equipment	18,844	51,436	37,476	85,583
Amortization of intangible assets	265,136	265,136	530,271	530,271
Loss on disposal of property and equipment	–	70,143	–	70,143
Unrealized loss (gain) on financial instruments	(163,277)	77,251	(22,718)	6,874
Stock-based compensation	189,223	456,659	379,556	1,503,287
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(191,057)	(427,522)	(300,897)	(410,530)
Accounts payable, accrued liabilities and deferred revenue	(1,585,637)	(1,160,302)	(2,268,645)	(3,355,168)
	(4,641,153)	(5,147,087)	(7,975,554)	(9,673,737)
Investing activities:
Short-term deposits, net	(174,312)	(3,951,708)	13,025,814	15,342,989
Additions to property and equipment and intangible assets	(2,332)	(35,933)	(15,036)	(35,933)
Proceeds from sale of property and equipment	–	38,996	–	38,996
	(176,644)	(3,948,645)	13,010,778	15,346,052

Increase (decrease) in cash and cash equivalents	(4,817,797)	(9,095,732)	5,035,224	5,672,315

Cash and cash equivalents, beginning of period	12,972,210	20,615,398	3,119,189	5,847,351

Cash and cash equivalents, end of period	$8,154,413	$11,519,666	$8,154,413	$11,519,666